Innophos Holdings, Inc.

259 Prospect Plains Road

Cranbury, New Jersey 08512

August 10, 2007

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Innophos Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1
(Registration No. 333-143382) Originally Filed May 30, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Innophos Holdings, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The Registration Statement was filed in connection with a proposed secondary public offering of the Registrant’s common stock, par value $0.001 per share (the “Common Stock”), by certain of the Registrant’s stockholders. The Registrant and such stockholders have determined that at this time they will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement.

The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement and all activity regarding the proposed public offering has been discontinued.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact the undersigned at (609) 366-1332 or Joshua N. Korff or Christopher A. Kitchen of Kirkland & Ellis LLP at (212) 446-4800 with any questions you may have.

Sincerely,

INNOPHOS HOLDINGS, INC.

By:	/S/ WILLIAM N. FARRAN
Name: William N. Farran
Title: Vice President, General Counsel and Secretary